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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934

For the month of                         January                            2004
                 ---------------------------------------------------------

                               Acetex Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

     750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia,
                                 Canada V6C 3E1
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                  (Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F                  Form 40-F     /X/
          -----------                -----------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    /X/
    ------------        -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]


This Form 6-K consists of a press release announcing the results of the special meeting of Acetex Securityholders



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[ACETEX LOGO]

FOR IMMEDIATE RELEASE

ACETEX SECURITYHOLDERS APPROVE ARRANGEMENT

VANCOUVER, BC, CANADA - JANUARY 12, 2005 - Acetex Corporation (TSX: ATX) announced that at the special securityholder meeting held earlier today, Acetex securityholders voted 99.95% in favour of the plan of arrangement (the "Arrangement") announced on October 27, 2004. Under the terms of the Arrangement, Celanese Corporation (formerly Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.) ("Celanese"), through an indirect wholly-owned affiliate HNA Acquisition Inc., will acquire all of the issued and outstanding common shares of Acetex for CDN $9.00 cash per share. Acetex option and warrant holders are eligible to receive CDN $9.00 cash, less the exercise price of each option or warrant. Acetex will be operated as part of Celanese's global chemicals business.

"We are very pleased to announce that the securityholders have approved the Arrangement", said Brooke N. Wade, Chairman and Chief Executive Officer of Acetex Corporation. "We continue to work toward obtaining the required regulatory approvals."

THE TRANSACTION REMAINS SUBJECT TO REGULATORY AND JUDICIAL APPROVALS AND THE PROCESS FOR OBTAINING THESE APPROVALS IS ONGOING. THE OBLIGATION OF CELANESE TO COMPLETE A TRANSACTION IS ALSO SUBJECT TO THE SATISFACTION OF OTHER CUSTOMARY CONDITIONS DESCRIBED IN THE ARRANGEMENT AGREEMENT.

CELANESE CORPORATION (FORMERLY BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD.), IS CONTROLLED BY A GROUP OF INVESTMENT FUNDS, WHICH ARE ADVISED BY THE BLACKSTONE GROUP, A LEADING GLOBAL INVESTMENT FIRM.

ACETEX CORPORATION IS HEADQUARTERED IN VANCOUVER, CANADA. THE COMPANY OPERATES PRODUCTION FACILITIES IN FRANCE, SPAIN, AND CANADA, AND SELLS TO CUSTOMERS PRIMARILY IN EUROPE, THE UNITED STATES, AND CANADA. ACETEX'S COMMON SHARES ARE LISTED FOR TRADING UNDER THE SYMBOL ATX ON THE TORONTO STOCK EXCHANGE, WHICH HAS NEITHER APPROVED NOR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

INFORMATION IN THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. BY THEIR NATURE, SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALITY FROM THOSE CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS. THEY INCLUDE WORLD WIDE ECONOMIC CONDITIONS, ACTIONS OF COMPETITORS, THE AVAILABILITY AND COST OF FEEDSTOCK, THE ABILITY TO IMPLEMENT BUSINESS STRATEGIES AND PURSUE BUSINESS OPPORTUNITIES, CONDITIONS IN THE CHEMICALS BUSINESS INCLUDING THE SUPPLY AND DEMAND FOR INDUSTRIAL CHEMICALS AND THE RISKS ATTENDANT WITH PRODUCING AND MARKETING INDUSTRIAL CHEMICALS AND CARRYING OUT MAJOR CAPITAL PROJECTS. FORWARD-LOOKING STATEMENTS IN THIS RELEASE ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. INVESTORS OF BOTH CELANESE AND ACETEX ARE CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES,


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INCLUDING THOSE RISKS AND UNCERTAINTIES DETAILED IN THE FILINGS WITH THE U.S.
SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE APPLICABLE CANADIAN SECURITIES COMMISSIONS OF ACETEX AND WITH THE SEC OF CELANESE CORPORATION AND ITS SUBSIDIARY CELANESE AG, COPIES OF WHICH ARE AVAILABLE FROM THE COMPANIES.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.
------------------






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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     ACETEX CORPORATION
                                                     (Registrant)



DATE:  November 15, 2004                             By:  "Lori Bondar"
                                                          ----------------------
                                                     Lori Bondar
                                                     Chief Financial Officer